EXHIBIT 4

AGREEMENT BETWEEN

BCE INC.,

3588513 CANADA INC.

AND

CGI GROUP INC.

AGREEMENT made on July 24, 2003 in the City of Montreal, Province of Quebec.

BETWEEN:	BCE INC., a corporation duly constituted under the laws of Canada (“BCE”);

AND:	3588513 CANADA INC., a corporation duly constituted under the laws of Canada (“Subco”);

AND:	CGI GROUP INC., a company duly constituted under the laws of Quebec (“CGI”).

WHEREAS BCE, CGI and certain other parties are parties to the Options Agreement and Shareholders’ Agreement, the Registration Rights Agreement and the Deposit Agreement and Related Agreements;

WHEREAS the parties to the Options Agreement and Shareholders’ Agreement and the parties to the Deposit Agreement and Related Agreements will, upon execution of this Agreement, terminate such agreements;

WHEREAS BCE and CGI wish to replace the Options Agreement and Shareholders’ Agreement with this Agreement and to continue in effect the Registration Rights Agreement;

WHEREAS, immediately prior to the execution of this agreement, BCE and Subco own in the aggregate 7,027,606 Class B Shares and 113,000,794 Class A Shares;

WHEREAS BCE, Subco and CGI wish to establish certain rights and obligations in respect of the shares held by BCE and Subco in the share capital of CGI and in respect of certain other matters as hereinafter set forth; and

WHEREAS all capitalized terms herein shall have the meaning ascribed thereto in Section 8 hereof;

NOW THEREFORE, the parties hereto hereby agree as follows:

1.	SALE AND TRANSFER OF EQUITY SHARES

1.1
During the term of this Agreement, BCE (for its own account and on behalf of any of its Wholly-Owned Subsidiaries, including Subco, holding Equity Shares) undertakes not to (i) sell or transfer, directly or indirectly, any Equity Shares or any rights or securities convertible into or exercisable or exchangeable for Equity Shares, or (ii) enter into a Monetization, or (iii) announce its intention to do any of the transactions contemplated in the foregoing clauses (i) and (ii):

	1.1.1	during the period starting 30 days prior to and ending 90 days after the effective date of CGI’s most recent registration statement or prospectus covering securities of the same class and series as the Equity Shares covered by the restriction in Section 1.1 above;

1.1.2
if CGI Board, in its good faith judgement determines, and BCE, acting reasonably, agrees that such transaction would have a material adverse effect on any material financing, acquisition, corporate reorganization or merger involving CGI that has already been approved by CGI Board; or

	1.1.3	if any such transaction would not be concluded in an orderly manner.

1.2
The provisions of Section 1.1 shall not apply to (i) the tender of Equity Shares under a Take-over Bid for such class of Equity Shares or (ii) the sale or transfer of Equity Shares by BCE to any of its Wholly-Owned Subsidiaries, or by any Wholly-Owned Subsidiary of BCE to BCE or to another Wholly-Owned Subsidiary of BCE, so long as BCE causes such Wholly-Owned Subsidiary to whom Equity Shares are transferred to expressly agree in writing to be bound by the terms of this Agreement.

1.3	To the extent that and for so long as Equity Shares are held by any Wholly-Owned Subsidiaries of BCE, BCE shall ensure that they remain its Wholly-Owned Subsidiaries.

1.4
BCE, Bell and CGI are parties to the Registration Rights Agreement and the parties agree that the Registration Rights Agreement shall remain in effect without modification except to the extent, if any, that an exercise of rights thereunder by BCE or any of its Wholly-Owned Subsidiaries holding Equity Shares would, at such time of exercise, be inconsistent with the provisions of Section 1.1.1.

1.5
BCE undertakes that (i) on January 5, 2004, BCE, Bell and any of their Wholly- Owned Subsidiaries will hold in the aggregate less than thirty percent (30%) of the then outstanding Equity Shares, and that (ii) from the date hereof until January 6, 2004, none of BCE, Bell or any of their respective Wholly-Owned Subsidiaries will acquire any additional Equity Shares if as a result of any such acquisitions BCE, Bell and any of their respective Wholly-Owned Subsidiaries would hold in the aggregate thirty percent (30%) or more of the then outstanding Equity Shares; provided that for the avoidance of doubt, nothing in this Section 1.5 is intended to restrict or limit BCE and any of its Wholly-Owned Subsidiaries from exercising in full their Pre-emptive Right contained in Article 4 hereof if CGI Issues any Equity Shares or Convertible Securities after the date hereof and prior to January 6, 2004.

1.6
CGI undertakes that, from the date hereof until January 6, 2004, it will not take any action that would reasonably be expected to cause or result in BCE, Bell and any of their respective Wholly-Owned Subsidiaries holding on January 5, 2004 in the aggregate thirty percent (30%) or more of the outstanding Equity Shares on January 5, 2004.

1.7	BCE shall, on January 2, 2004, no later than noon (Montreal time), give to CGI a notice indicating the aggregate number of Equity Shares then held by BCE, Bell and any of their Wholly-Owned Subsidiaries. Should such number be thirty percent (30%) or more of the then outstanding Equity Shares, BCE undertakes to dispose or cause any of its Wholly-Owned Subsidiaries holding Equity Shares to immediately dispose of such number of Equity Shares such that BCE complies with its undertaking contained in Section 1.5. The restrictions contained in Section 1.1 shall not apply to any disposition contemplated in this Section 1.5.

1.8
BCE shall, and shall cause Subco to, promptly following the execution of this Agreement by all parties hereto, give to CGI (or its transfer agent) a request to convert all of the Class B Shares held by them at the date hereof into Class A Shares on a one-for-one basis as permitted by 3.4.16 of Annex I to the Articles of Amendment of CGI attached to the Certificate of Amendment dated November 25, 1986 issued to CGI.

2.	ELECTION ON CGI BOARD AND ON COMMITTEES THEREOF

2.1	BCE shall be entitled to the following representation on CGI Board:

	2.1.1	one nominee designated by BCE (a “BCE Nominee”) so long as the IS/IT Agreement is In Effect; or

	2.1.2	two BCE Nominees so long as (i) the IS/IT Agreement is In Effect and (ii) the BCE Equity Position is of at least ten percent (10%); or

2.1.3
that number of BCE Nominees as shall represent twenty-five percent (25%) (rounded up in the case of a fraction which is greater than one half) of the total number of directors on CGI Board so long as the BCE Equity Position is of at least twenty percent (20%); BCE agrees that one of such BCE Nominees shall be the Chief Executive Officer of BCE (provided that this Section 2.1.3 shall not restrict or limit in any way BCE’s right or ability to elect or cause the election of any greater number of members of CGI Board based on the voting power of Equity Shares held by BCE and any of its Wholly-Owned Subsidiaries from time to time).

2.2	BCE’s Nominees shall be entitled to the following representation on committees of CGI Board:

2.2.1
one BCE Nominee to the Human Resources Committee (or any other committee of CGI Board responsible for advising CGI Board on the appointment and remuneration of the Senior Executives (as defined in the Securities Act (Quebec)) of CGI), so long as the BCE Equity Position is of at least ten percent (10%); or

2.2.2
one BCE Nominee to the Human Resources Committee (or any other committee of CGI Board responsible for advising CGI Board on the appointment and remuneration of the Senior Executives (as defined in the Securities Act (Quebec)) of CGI), and one BCE Nominee to the

Corporate Governance Committee (who shall be the same as the one appointed to the Human Resources Committee), so long as the BCE Equity Position is of at least twenty percent (20%).

2.3
CGI shall, promptly following the execution of this Agreement by all parties hereto, cause the Human Resources Committee of CGI Board to review the matter of non-compete covenants in favour of CGI by Senior Executives (as defined in the Securities Act (Quebec)) of CGI.

2.4	CGI shall ensure that the Audit Committee of CGI Board reviews all “related party transactions” (as defined in Policy Statement No. Q-27 of the Commission des valeurs mobilières du Québec).

2.5
BCE undertakes to, and will ensure that any of its Wholly-Owned Subsidiaries holding Equity Shares shall, exercise the voting rights attached to such Equity Shares at each CGI shareholders meeting at which directors are presented for election in favour of the election of each of Mr. Serge Godin, Mr. André Imbeau and Mr. Jean Brassard as a director of CGI, to the extent that each of them is (i) proposed as a candidate for election as a director by CGI Board, (ii) still, at the time of the vote, a Senior Executive (as defined in the Securities Act (Quebec)) or officer of CGI, and (iii) able, under applicable law, to act as a director.

3.	CONDUCT OF BUSINESS

3.1
From the date hereof until the date on which the BCE Equity Position is less than twenty percent (20%), CGI shall not take any proposed actions pertaining to the conduct of its business as set forth in Schedule 3.1 (each, a “Proposed Action”) without the prior written consent of BCE (the “BCE Consent Right”).

3.2
Notwithstanding the right of BCE to ultimately withhold its consent to any Proposed Actions pursuant to the BCE Consent Right, BCE recognizes that CGI is subject to corporate governance principles and processes established by internal policy and/or by law and regulation, and that in considering any Proposed Actions, CGI Board, and any committee thereof, as applicable, is in no way restricted or limited in performing its functions in accordance with the customary practices and processes of CGI Board, and any committee thereof, as applicable, or in the discharge of its or their fiduciary obligations to act in the best interests of CGI and all of its shareholders.

3.3
CGI agrees to provide to BCE a copy of all information, materials, analyses and related documentation in connection with any Proposed Action that is provided to CGI Board or any committee thereof, as applicable (the “Board Materials”), and shall deliver such Board Materials to BCE not later than the date on which such Board Materials are delivered to CGI Board or any committee thereof, as applicable. In addition, CGI shall use its reasonable efforts to provide to BCE any additional information, materials, analyses and other documentation as BCE may reasonably request and which CGI may reasonably be capable of obtaining or creating, in order to assist BCE in its determination of whether to consent to the subject Proposed Action, or to withhold its consent with respect to the subject Proposed Action, pursuant to the BCE Consent Right. Any Board Materials to be provided to BCE pursuant to this Section 3.3 shall be delivered to the attention of the Chief Legal Officer of BCE and shall be treated by BCE as confidential information and shall be communicated by the Chief Legal Officer of BCE to the Chief Executive Officer of BCE and only to such other persons who, in the opinion of the Chief Legal Officer of BCE, have a need to know such information for purposes of assisting BCE in its decision making process in connection with the BCE Consent Right.

4.	PRE-EMPTIVE RIGHTS

4.1
So long as (i) the BCE Equity Position is of at least twenty percent (20%) and (ii) the IS/IT Agreement is In Effect, CGI shall not, without the prior written consent of BCE, issue any Equity Shares or any other securities convertible into Equity Shares or entitling the holder thereof to acquire Equity Shares (the “Convertible Securities”) (the “Issue”), without also concurrently offering to BCE (and any of its Wholly-Owned Subsidiary holding Equity Shares) the right to subscribe to additional securities (the “Pre-emptive Right”) as follows:

4.1.1
in the case of an Issue of Class A Shares, such number of Class A Shares, such that the ratio, after the Issue, assuming the full exercise of the Pre-emptive Right, of (i) the aggregate number of Equity Shares held by BCE and any of its Wholly-Owned Subsidiaries and of Equity Shares into which Convertible Securities held by BCE and any of its Wholly-Owned Subsidiaries are convertible, to (ii) the aggregate number of outstanding Equity Shares and Equity Shares into which Convertible Securities are convertible, shall be the same as the corresponding ratio before the Issue. The cash consideration to be paid for each such Class A Share subscribed to under the Pre-Emptive Right shall be equal to the issue price (without taking into account any underwriters discount, if any) for each Class A Share pursuant to the Issue;

4.1.2
in the case of an Issue of Convertible Securities which are convertible into Class A Shares, such number of securities (the “Offered Class A Convertible Securities”) convertible into Class A Shares such that the ratio, after the Issue, assuming the full exercise of the Pre-emptive Right, of (i) the aggregate number of Equity Shares held by BCE and any of its Wholly-Owned Subsidiaries and of Equity Shares underlying Convertible Securities held by BCE and any of its Wholly-Owned Subsidiaries, to (ii) the aggregate number of outstanding Equity Shares and of Equity Shares underlying Convertible Securities, shall be the same as the corresponding ratio before the Issue. The cash consideration to be paid for the Offered Class A Convertible Securities subscribed to under the Pre-emptive Right shall be such that the issue price for a

Class A Share underlying an Offered Class A Convertible Security shall be equal to the issue price (without taking into account any underwriters discount, if any) for each Class A Share underlying the Convertible Security;

4.1.3
in the case of an Issue of Equity Shares of a class other than Class A Shares (but excluding Class B Shares issued pursuant to the pre-emptive rights of holders of Class B Shares under the Articles of CGI) (“Other Equity Shares”), such number of Other Equity Shares (or, in the case of an Issue of Class B Shares, such number of Class A Shares), such that the ratio, after the Issue, assuming the full exercise of the Pre-emptive Right, of (i) the aggregate number of Equity Shares held by BCE and any of its Wholly-Owned Subsidiaries and of Equity Shares into which Convertible Securities held by BCE and any of its Wholly-Owned Subsidiaries are convertible, to (ii) the aggregate number of outstanding Equity Shares and Equity Shares into which Convertible Securities are convertible, shall be the same as the corresponding ratio before the Issue. The cash consideration to be paid for each such Other Equity Share or Class A Share, as the case may be, subscribed to under the Pre-emptive Right shall be equal to the issue price (without taking into account any underwriters discount, if any) for each Other Equity Share or Class A Share, as the case may be, pursuant to the Issue;

4.1.4
in the case of an Issue of Class B Shares pursuant to the pre-emptive rights of holders of Class B Shares under the Articles of CGI that would reduce the BCE Equity Position to below twenty percent (20%), such number of Class A Shares, such that the ratio, after the Issue, assuming the full exercise of the Pre-emptive Right, of (i) the aggregate number of Equity Shares held by BCE and any of its Wholly-Owned Subsidiaries and of Equity Shares into which Convertible Securities held by BCE and any of its Wholly-Owned Subsidiaries are convertible, to (ii) the aggregate number of outstanding Equity Shares and Equity Shares into which Convertible Securities are convertible, shall be the same as the corresponding ratio before the issue. The cash consideration to be paid for each such Class A Share subscribed to under the Pre-emptive Right shall be equal to the issue price (without taking into account any underwriters discount, if any) for each Class B Share pursuant to the Issue;

4.1.5
in the case of an Issue of Convertible Securities which are convertible into Other Equity Shares, such number of securities (the “Offered Other Equity Convertible Securities”) convertible into Other Equity Shares such that the ratio, after the Issue, assuming the full exercise of the Pre-emptive Right, of (i) the aggregate number of Equity Shares held by BCE and any of its Wholly-Owned Subsidiaries and of Equity Shares underlying Convertible Securities held by BCE and any of its Wholly-Owned Subsidiaries, to (ii) the aggregate number of outstanding

Equity Shares and of Equity Shares underlying Convertible Securities, shall be the same as the corresponding ratio before the Issue. The cash consideration to be paid for the Offered Other Equity Convertible Securities subscribed to under the Pre-emptive Right shall be such that the issue price for an Other Equity Share underlying an Offered Other Equity Convertible Security shall be equal to the issue price (without taking into account any underwriters discount, if any) for each Other Equity Share underlying the Convertible Security.

4.2	The rights to subscribe for Equity Shares or Convertible Securities pursuant to Section 4.1 shall not apply in the event of the issuance of Equity Shares:

	4.2.1	in payment of stock dividends;

	4.2.2	subject to the provisions of Section 4.5, to directors, officers or employees of CGI or its Affiliates upon exercise of rights granted pursuant to the CGI stock option plan;

4.2.3
further to the conversion of Class B Shares into Class A Shares pursuant to 3.4.16 of Annex I to the Articles of Amendment of CGI attached to the Certificate of Amendment dated November 25, 1986 issued to CGI or further to the conversion of Class A Shares into Class B Shares pursuant to 3.4.2 of such Annex, or further to the conversion of Class B Shares into Class A Shares pursuant to the equivalent corresponding provisions of any subsequent Articles of Amendment of CGI, if any; or

	4.2.4	further to the exercise of rights of conversion, exchange or acquisition of shares attached to Convertible Securities.

4.3
To allow for the exercise of the Pre-emptive Right, the Secretary of CGI shall give to BCE written notice not less than ten (10) Business Days before the proposed Issue, indicating the number and class of Equity Shares or Convertible Securities to which BCE (and any of its Wholly-Owned Subsidiaries holding Equity Shares) is entitled to subscribe and the price, terms and conditions of such subscription.

4.4
Subject to the provisions of Section 4.7, the Pre-emptive Right shall be exercised by BCE (and any of its Wholly-Owned Subsidiaries holding Equity Shares) at the time of closing of the Issue, failing which it shall be deemed to have waived its Pre-emptive Right with respect to such Issue. BCE (and any of its Wholly-Owned Subsidiaries holding Equity Shares) may subscribe for fewer than the total number of Equity Shares or Convertible Securities to which they are entitled according to the provisions of Section 4.1.

4.5
Notwithstanding the provisions of Section 4.2.2, if the issuance of Equity Shares to directors, officers or employees of CGI or its Affiliates upon exercise of rights granted pursuant to the CGI stock option plan, would reduce (or has reduced) the BCE Equity Position to below twenty percent (20%), CGI shall immediately provide to BCE written notice of such event. BCE may, within thirty (30) days after its receipt of such notice from CGI, elect (by written notice to CGI) to subscribe (directly, or through any of its Wholly-Owned Subsidiaries) to such number of Class A Shares as are necessary to allow BCE to maintain, immediately after such subscription, the same BCE Equity Position as the BCE Equity Position immediately prior to such issuance. CGI shall, upon receipt of written notice from BCE electing to subscribe to additional Class A Shares under this Section 4.5, promptly issue such additional Class A Shares to BCE (or any Wholly-Owned Subsidiary of BCE specified by BCE). For purposes of clarity, the parties expressly agree that if BCE has provided timely notice to CGI that it elects to subscribe (directly or indirectly) to additional Class A Shares pursuant to this Section 4.5, then at all times from the date (if any) the BCE Equity Position has been reduced to less than twenty percent (20%) as a result of exercises of rights granted pursuant to the CGI stock option plan and until the date of issuance by CGI of such additional Class A Shares as provided in this Section 4.5 pursuant to such notice of election by BCE, BCE shall retain without interruption all rights of BCE hereunder which are predicated on the BCE Equity Position being of at least twenty percent (20%). The consideration to be paid for each such Class A Share pursuant to this Section 4.5 shall be the Average Market Price for the twenty (20) trading days immediately preceding the issuance of such Class A Shares under this Section 4.5.

4.6
All Equity Shares or Convertible Securities subscribed for by BCE (or any of its Wholly-Owned Subsidiary) in accordance with the foregoing provisions of this Article 4 shall be fully paid and non assessable upon their issue by CGI and, upon receipt of a cheque made to the order of CGI covering the total subscription price, CGI shall remit to BCE a certificate representing the subject Equity Shares or Convertible Securities (as the case may be) thus subscribed, which shall then be registered in its name in CGI’s registers.

4.7
Should BCE (and any of its Wholly-Owned Subsidiary holding Equity Shares at the time of an Issue) not exercise its Pre-emptive Right to acquire Convertible Securities at the time of closing of the Issue, BCE (and any of its Wholly-Owned Subsidiaries holding Equity Shares at the time of an Issue) shall, at the time and to the extent of the exercise of the conversion or acquisition rights attached to the Convertible Securities issued at the closing of the Issue, be entitled to subscribe to such number of Class A Shares or, as the case may be, Other Equity Shares as are necessary to allow BCE to maintain, immediately after such subscription, the same BCE Equity Position as the BCE Equity Position immediately prior to the exercise of the above-mentioned conversion or acquisition rights. CGI shall immediately provide to BCE written notice of such exercise of the above-mentioned conversion or acquisition rights. BCE may, within thirty (30) days after its receipt of such notice from CGI, elect (by written notice to CGI) to subscribe (directly, or through any of its Wholly-Owned Subsidiaries) to such number of Class A Shares or, as the case may be, Other Equity Shares, as aforesaid. CGI shall, upon receipt of written notice from BCE electing to subscribe to additional Class A Shares or, as the case may be, Other Equity Shares under this Section 4.7, promptly issue such additional Class A Shares or, as the case may be, Other Equity Shares to BCE (or any Wholly-Owned Subsidiary of BCE specified by BCE). For purposes of clarity, the parties expressly agree that if BCE has provided timely notice to CGI that it elects to subscribe (directly or indirectly) to additional Class A Shares or, as the case may be, Other Equity Shares pursuant to this Section 4.7, then at all times from the date (if any) the BCE Equity Position has been reduced to less than twenty percent (20%) as a result of exercises of the above-mentioned conversion or acquisition rights and until the date of issuance by CGI of such additional Class A Shares or, as the case may be, Other Equity Shares, as provided in this Section 4.7 pursuant to such notice of election by BCE, BCE shall retain without interruption all rights of BCE hereunder which are predicated on the BCE Equity Position being of at least twenty percent (20%). The consideration to be paid for each Class A Share or, as the case may be, each Other Equity Share pursuant to this Section 4.7 shall be the Average Market Price for the twenty (20) trading days immediately preceding the issuance of such Class A Shares or, as the case may be, each Other Equity Shares under this Section 4.7, provided that, in the case of an issuance of Other Equity Shares under this Section 4.7, the consideration to be paid for such Other Equity Shares may be subject to adjustment as may be (a) required by applicable exchanges in connection with the conversion terms (including price) of the Convertible Securities under which such Convertible Securities were converted and subject to agreement by BCE, acting reasonably, or (b) mutually agreed by CGI and BCE, each acting reasonably, in the event such Other Equity Shares are not then listed on an exchange.

4.8
The provisions of Sections 4.1, 4.5 and 4.7 and the exercise of the Pre-emptive Right shall be subject to (i) all applicable securities laws and applicable rules of the exchanges to which CGI is subject, and (ii) any exemptions and consents obtained from such exchanges.

5.	REPRESENTATIONS AND WARRANTIES

5.1	CGI represents and warrants to BCE as of the date hereof that:

	5.1.1	CGI has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein and has been duly authorized to do so;

5.1.2
this Agreement is a legal, valid and binding agreement enforceable in accordance with its terms against CGI, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

5.1.3
there are no legal proceedings pending or threatened or, to the best of the knowledge of CGI, any circumstances which may reasonably be expected to give rise to such proceedings and there are no agreements, written or oral, to which CGI is a party which in any way might interfere with the consummation of any of the transactions contemplated in this Agreement; and

5.1.4
neither the entering into of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the violation of any of the terms or provisions of the constating documents or by-laws of CGI.

5.2	BCE represents and warrants to CGI as of the date hereof that:

	5.2.1	BCE has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein and has been duly authorized to do so;

5.2.2
this Agreement is a legal, valid and binding agreement enforceable in accordance with its terms against BCE, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought;

5.2.3
there are no legal proceedings pending or threatened or, to the best of the knowledge of BCE, any circumstances which may reasonably be expected to give rise to such proceedings and there are no agreements, written or oral, to which BCE is a party which in any way might interfere with the consummation of any of the transactions contemplated in this Agreement; and

5.2.4
neither the entering into of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the violation of any of the terms or provisions of the constating documents or by-laws of BCE.

6.	TERMINATION OF THIS AGREEMENT

6.1	This Agreement shall terminate on the later of the following dates:

	6.1.1	the date on which the IS/IT Agreement is no longer In Effect; and

	6.1.2	the date on which the BCE Equity Position is less than ten percent (10%).

6.2	Notwithstanding the provisions of Section 6.1, the provisions of Sections 1.5, 1.6 and 1.7 will survive the termination of this Agreement, if such termination occurs on or prior to January 6, 2004.

7.	IS/IT SERVICES

7.1
If Bell and/or BCE acquire Control of other businesses involved in the provision of local or long distance telephone service in Canada (“Telcos”), Bell and BCE will use their reasonable commercial efforts to encourage such Telcos to enter into arm’s length arrangements with CGI for the provision by CGI on an exclusive basis of IS/IT Services to such Telcos.

8.	DEFINITIONS

8.1	In this Agreement, the following words and expressions shall have the following meanings:

“Affiliate” shall have the meaning ascribed thereto in the Canada Business Corporations Act;

“Agreement” (and expressions such as “herein”, “hereof”, “hereby”, “hereunder” and “hereto”) means this Agreement among BCE, Subco and CGI, including the Schedule hereto;

“Articles” means the Articles of CGI as the same have been amended from time to time pursuant to Articles of Amendment issued to CGI prior to the date of this Agreement;

“Average Market Price” means the average of the closing prices for the Class A Shares on the Toronto Stock Exchange (or, as the case may be, the Other Equity Shares if listed on the Toronto Stock Exchange) for the number of days and time period specified, or, if the market only gives the highest and the lowest prices for such period, the average of the daily averages between the highest and lowest prices over the same period, with necessary adjustments to conform to the applicable provisions of the Securities Act (Quebec) and Regulations thereunder with respect to the determination of “market price”;

“BCE” means BCE Inc., a corporation incorporated under the laws of Canada, or any successor entity thereof;

“BCE Equity Position” on any given date means the proportion, expressed as a percentage, obtained by dividing (a) the aggregate number of Equity Shares held on such date by BCE and any of its Wholly-Owned Subsidiaries, by (b) the aggregate number of Equity Shares issued and outstanding on such date;

“BCE Consent Right” shall have the meaning ascribed thereto in Section 3.1;

“Bell” means Bell Canada, a corporation incorporated under the laws of Canada, or any successor entity thereof;

“Beneficially Owned” shall have the meaning ascribed thereto in the Canada Business Corporations Act;

“Board Materials” shall have the meaning ascribed thereto in Section 3.3;

“Business Day” means a day other than a Saturday, Sunday or legal holiday in the Province of Quebec;

“CGI” means CGI Group Inc., a company constituted under the laws of Quebec, or any successor entity thereof;

“CGI Board” means the Board of Directors of CGI;

“Class A Shares” means Class A Subordinate Voting Shares of the share capital of CGI;

“Class B Shares” means Class B (Multiple Voting) Shares of the share capital of CGI;

“Control” (or “Controls” or “Controlled”) for the purposes of this Agreement, a body corporate is Controlled by a Person or by two or more bodies corporate if (a) securities of the body corporate to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of the body corporate are held, directly or indirectly through one or more Subsidiaries, other than by way of security only, by or for the benefit of that Person or by or for the benefit of those bodies corporate; and (b) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;

“Convertible Securities” shall have the meaning ascribed thereto in Section 4.1;

“Equity Shares” means any shares of the share capital of CGI carrying voting rights, or carrying a residual right to participate in the earnings of CGI or, on the liquidation or winding-up of CGI, in the assets of CGI;

“Deposit Agreement and Related Agreements” means (i) the Amended and Restated Deposit Agreement entered into on August 14, 2001, as the same may have been amended thereafter, among BCE, CGI, National Bank Trust Inc. (formerly known as Trust Général du Canada) as Depositary, and Serge Godin, Andre Imbeau, Jean Brassard and certain other parties thereto, (ii) the agreement by BCE and 9107-4302 Québec Inc. dated September 28, 2001, as the same may have been amended thereafter, (iii) the agreement by BCE and A. Imbeau Trust dated March 1, 2000, as the same may have been amended thereafter, and (iv) the agreement between BCE and 9088-0840 Québec Inc. dated September 29, 2000 as the same may have been amended thereafter;

“In Effect” with respect to the IS/IT Agreement shall mean that (a) the IS/IT Agreement has not terminated in accordance with its original term or renewal term, as the case may be, and (b) if the IS/IT Agreement has been terminated by a party other than CGI or any Affiliate of CGI pursuant to the exercise of a right contained in the IS/IT Agreement to elect early termination for, or as a result of or pursuant to: (i) a breach or default by CGI (or the applicable CGI Affiliate), or

(ii) the cessation of business of CGI (or the applicable CGI Affiliate), or (iii) a bankruptcy or insolvency or similar event with respect to CGI (or the applicable CGI Affiliate), or (iv) a change of control of CGI (or the applicable CGI Affiliate), or (v) any other specified causes set out in the IS/IT Agreement, then for purposes of this Agreement, the IS/IT Agreement shall be deemed not to have terminated and shall be deemed to be “In Effect” until the date of termination of the IS/IT Agreement in accordance with its original term or renewal term, as the case may be;

“IS/IT Agreement” means the Outsourcing Services Agreement entered into on May 26, 1998, by Bell, CGI and 3439470 Canada Inc. (now known as CGI Information Systems and Management Consultants Inc.), as amended to the date hereof and as may be further amended thereafter from time to time upon mutual agreement of the parties thereto;

“IS/IT Services” has the meaning ascribed thereto in the Alliance Agreement entered into on July 24, 2003 between Bell and CGI;

“Issue” shall have the meaning ascribed thereto in Section 4.1;

“Monetization” means the entering into of any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any Equity Shares or any rights or securities convertible into or exercisable or exchangeable for Equity Shares;

“Offered Class A Convertible Securities” shall have the meaning ascribed thereto in Section 4.1.2;

“Offered Other Equity Convertible Securities” shall have the meaning ascribed thereto in Section 4.1.5;

“Options Agreement and Shareholders’ Agreement” means the Second Amended & Restated Options Agreement and Shareholders Agreement entered into on November 18, 1998, as amended from time to time prior to the date hereof, among BCE, Bell, CGI, Serge Godin, André Imbeau, Jean Brassard, and the other parties signatory thereto;

“Other Equity Shares” shall have the meaning ascribed thereto in Section 4.1.3;

“Person” means an individual, partnership, joint venture, association, corporation, trust, or a government or any department or agency thereof;

“Pre-emptive Right” shall have the meaning ascribed thereto in Section 4.1;

“Proposed Action” shall have the meaning ascribed thereto in Section 3.1;

“Registration Rights Agreement” means the agreement so entitled entered into among BCE, Bell and CGI on July 1, 1998;

“Subco” means 3588513 Canada Inc., a corporation incorporated under the laws of Canada;

“Subsidiary” of any Person means any corporation more than fifty percent (50%) of whose shares of stock having general voting power under ordinary circumstances to elect a majority of the board of directors, managers, or trustees of such corporation, irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency, is owned or Controlled directly or indirectly by such Person or by any other Subsidiary of such Person;

“Take-over Bid” means an offer to acquire Equity Shares where the securities subject to the offer to acquire, together with the securities already held or Beneficially Owned by the Person making such offer and its Affiliates and Persons acting jointly or in concert with such Person, would constitute in the aggregate twenty percent (20%) or more of the outstanding securities of that class of securities of CGI at the date of the offer to acquire;

“Telcos” shall have the meaning ascribed thereto in Section 7.1;

“Wholly-Owned Subsidiaries” means any Person in which another Person owns, directly or indirectly, all of the outstanding shares or other equity interests having voting rights in respect of the election of directors of the subject Person.

9.	MISCELLANEOUS

9.1	Notices

9.1.1
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a) if to BCE, Subco and any Wholly-Owned Subsidiaries of BCE:

BCE INC. 1000 de La Gauchetière West Suite 3700 Montreal, Quebec H3B 4Y7

Attention: Chief Financial Officer Fax No.: (514) 870-8289 With a copy to:

BCE INC. 1000 de La Gauchetière West

Suite 3700 Montreal, Quebec H3B 4Y7

			Attention: Fax No.:	Chief Legal Officer (514) 870-4877

		(b)	if to CGI:

CGI Group Inc. 1130 Sherbrooke Street West Suite 500 Montréal, Québec H3A 2M8

			Attention: Fax No.:	Executive Vice-President and Chief Financial Officer (514) 841-3294

With a copy to:

McCarthy Tétrault “Le Windsor” 1170 Peel Street 5th Floor Montreal, Quebec H3B 4S8
			Attention: Fax No.:	Jean-René Gauthier (514) 875-6246

9.1.2
Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

	9.1.3	Any party hereto may at any time change its address for service from time to time by giving notice to the other parties in accordance with Section 9.1.

9.2	Assignment

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Unless the prior written consent of BCE is obtained, CGI may not assign any of its rights or obligations under this Agreement to any other Person. Unless the prior written consent of CGI is obtained, neither BCE nor any of its Wholly-Owned Subsidiaries may assign any of its rights or obligations under this Agreement to any other Person other than one of BCE’s Wholly-Owned Subsidiaries, or from a Wholly-Owned Subsidiary of BCE to BCE, or from one Wholly-Owned Subsidiary of BCE to another Wholly-Owned Subsidiary of BCE.

9.3	Bell Canada

Notwithstanding any other provisions hereof, Bell shall be deemed a Wholly-Owned Subsidiary of BCE for the purpose of this Agreement.

9.4	Applicable laws

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Quebec and the laws of Canada applicable therein.

9.5	Time

Time is of the essence in the performance of the parties’ respective obligations. The mere lapse of time for performing an obligation shall constitute the debtor of said obligation in default.

9.6	Entire Agreement; Termination of Certain Agreements

This Agreement, including the Schedule hereto, constitutes the entire agreement of the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements (including the Options Agreement and Shareholders’ Agreement which is hereby terminated and replaced by this Agreement), understandings, negotiations and discussions, whether oral or written of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement. No supplement, modification or waiver or termination of this Agreement or of the Schedule hereto shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement or of the Schedule hereto shall be deemed or shall constitute a waiver of any other provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Following the execution of this Agreement by all of the parties hereto, each of CGI and BCE (to the extent they are parties thereto) shall execute all documents necessary to give effect to the termination of each of the following agreements: (i) the Options Agreement and Shareholders’ Agreement and (ii) the Deposit Agreement and Related Agreements.

9.7	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

9.8	Severability

If any provision of this Agreement is held illegal, invalid or unenforceable by any competent authority in any jurisdiction, such illegality, invalidity or unenforceability shall not affect or render illegal, invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction, except if such provision is an essential element of this Agreement.

9.9	Press Release; Material Change Report

The parties acting reasonably shall agree on a joint press release or on a press release to be issued by each of BCE and CGI, respectively, in respect of their entering into of this Agreement and the termination of the Options Agreement and Shareholders Agreement. Should the parties decide not to issue a joint press release, each party shall provide the other party the opportunity (and reasonable time) to review and submit comments on its own press release and each party shall give due consideration, acting reasonably and in good faith, to the other party’s comments thereon.

If CGI determines to file a material change report with any securities commission, CGI shall provide BCE the opportunity (and reasonable time) to review and submit comments thereon to CGI prior to CGI’s filing of same, and CGI shall give due consideration, acting reasonably and in good faith, to BCE’s comments thereon.

IN WITNESS WHEREOF, this Agreement has been executed by the parties on the date first hereinabove written.

BCE INC.		3588513 CANADA INC.

By:	(signed) William D. Anderson	By:	(signed) Martine Turcotte

	William. D. Anderson		Martine Turcotte

CGI GROUP INC.

By:	(signed) Serge Godin

Serge Godin

INTERVENTIONS

On July 24, 2003, each of the undersigned hereby intervenes to this Agreement, acknowledges having taken cognizance thereof and undertakes to (i) execute all documents necessary to give effect to the termination of the Options Agreement and Shareholders’ Agreement and (ii) exercise the voting rights attached to the Class A Shares and Class B Shares owned or Controlled by them, respectively, at each CGI shareholders meeting at which directors are presented for election on CGI Board in order to elect to CGI Board such number of BCE Nominees as specified in Section 2.1 of this Agreement.

(signed) Serge Godin		(signed) André Imbeau

SERGE GODIN		ANDRÉ IMBEAU

9058-0705 QUÉBEC INC.

(signed) Jean Brassard			(signed) Serge Godin
By:
JEAN BRASSARD			Serge Godin

3727912 CANADA INC.		9061-9354 QUÉBEC INC.

By :	(signed) Serge Godin	By:	(signed) André Imbeau

	Serge Godin		André Imbeau

9102-7003 QUÉBEC INC.		9065-4476 QUÉBEC INC.

By:	(signed) André Imbeau	By:	(signed) Jean Brassard

	André Imbeau		Jean Brassard

On July 24, 2003, each of the undersigned hereby intervenes to this Agreement, acknowledges having taken cognizance thereof and, to the extent and for so long as he is a member of CGI Board, undertakes to exercise his vote as a member of CGI Board to: (A) cause the BCE Nominee(s) to be appointed to the committee(s) of CGI Board as specified in Section 2.2 of this Agreement; and (B) appoint BCE Nominee(s) to fill vacancies among previously elected or appointed BCE Nominees as specified in Sections 2.1 and 2.2 of this Agreement.

(signed) Serge Godin

SERGE GODIN

(signed) Jean Brassard

JEAN BRASSARD

(signed) André Imbeau

ANDRÉ IMBEAU

SCHEDULE 3.1

Matters requiring consent of BCE

1.
Any arrangement, amalgamation or merger of CGI with any other Person, except for amalgamations of CGI with wholly-owned Subsidiaries of CGI or with other public corporations the market capitalization of which is less than 15% of the market capitalization of CGI.

2.	The making by CGI or any or its consolidated Subsidiaries of any acquisition or disposition of assets or securities in an amount in excess of 15% of the market capitalization of CGI.

3.
Any transaction or operations involving CGI or any of its consolidated Subsidiaries as a result of which the debt (within the meaning of the definition of “Endettement” provided in the CGI Credit Agreement (as defined below)) to EBITDA ratio of CGI would be more than 2.5 to 1.0; the debt to equity ratio of CGI would be more than 1.0 to 1.0; with such ratios calculated on the basis of the corresponding terms “Debt” (“Endettement”), “EBITDA” and “Equity” (“Avoir net minimum”), to the extent defined in the Credit Agreement of CGI with National Bank of Canada and Royal Bank of Canada entered into on May 1, 1997 (the “CGI Credit Agreement”); with such ratios calculated as at the end of the most recent fiscal quarter (with respect to the first three quarters of a fiscal year) or year end of CGI or, as the case may be, for the four most recently completed fiscal quarters of CGI, adjusted in each case on a pro forma basis to take into account such transaction or operations; provided however that the debt to EBITDA ratio shall apply only to the extent that the information required to calculate same in respect of the proposed transaction is reasonably accessible.

4.	The appointment, from time to time, of a Chief Executive Officer other than Serge Godin.

5.
Amending or proposing to amend the Articles or By-laws of CGI, but only if such amendment affects a class of Equity Shares which are, at the time of such amendment or proposed amendment, held by BCE or any of its Wholly-Owned Subsidiaries.

6.
The acquisition of, or agreement to acquire (by amalgamation, merger, take-over bid, plan of arrangement, reorganization, recapitalization, liquidation or windingup of, reverse take-over bid or other business combination or similar transaction involving CGI or any of its consolidated Subsidiaries), any Person or business primarily engaged in an activity other than IS/IT Services.

7.	The launching of any lines of business or any other material change in CGI’s corporate strategy not forming part of IS/IT Services.

8.	The adoption of any annual business plan or budget or the making of any amendment thereto showing a pre-tax margin of less than six percent (6%).

9.	Any material alliance or joint venture that BCE concludes, acting reasonably, is or would likely be inconsistent in a significant respect with the commercial interests of the BCE group of companies.